UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF August 2026

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 6, 2026, the Company entered into separate share surrender agreements with CENTRAL PLAINS LTD. and XY MANAGEMENT LIMITED. Pursuant to such agreements, on July 8, 2026, CENTRAL PLAINS LTD. voluntarily surrendered to the Company, for no consideration, 15,339,280 ordinary shares, and XY MANAGEMENT LIMITED voluntarily surrendered to the Company, for no consideration, all 30,572,960 ordinary shares registered in its name. The Company cancelled an aggregate of 45,912,240 ordinary shares so surrendered on July 8, 2026, and updated its Cayman Islands register of members accordingly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date: August 14, 2026	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer